                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

             (RULE 13d-101. INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(A) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13d-2(a))

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                      Integrated Healthcare Holdings, Inc.
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45821T 10 8
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                                 (CUSIP Number)

     Kali P. Chaudhuri, 6800 Indiana Avenue, Suite 130, Riverside, CA 92506
                                 (951) 782-8812
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                   March 25, 2009
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sec. 240.13d-7 for other parties to whom copies are to be sent.

---------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on Following Pages)

                    (Page 1 of 12 Pages, Excluding Exhibits)



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CUSIP No. 45821T 10 8                 13D/A                         Page 2 of 12


--------------------------------------------------------------------------------
1. Names of Reporting Persons.

   KALI P. CHAUDHURI
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2. Check the Appropriate Box If a Member of a Group (See Instructions) (a) |_|
                                                                       (b) |X|
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3. SEC Use Only

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4. Source of Funds (See Instructions) PF
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

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6. Citizenship or Place of Organization UNITED STATES
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               7.   Sole Voting Power
  NUMBER OF         182,858,316 (1)
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           182,858,316 (1)
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person 182,858,316
    (1)
--------------------------------------------------------------------------------
12. Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11) 65.3%(1)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions) IN
--------------------------------------------------------------------------------


(1) The calculations contained on this page include 84,856,982 shares that Reporting Person may acquire under purchase rights that are or may become exercisable within 60 days and assume 195,307,262 shares of Issuer's common stock are outstanding. The information set forth in Items 4, 5 and 6 is incorporated herein by reference.



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CUSIP No. 45821T 10 8                 13D/A                         Page 3 of 12


         Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934 ("Exchange Act"), Reporting Person hereby files this Amendment No. 3 to
Schedule 13D ("Amendment") with the Securities and Exchange Commission ("Commission"). This Amendment amends and supplements the Schedule 13D originally filed with the Commission on December 8, 2006 and amended by Amendment No. 1 to Schedule 13D filed with the Commission on July 12, 2007, Amendment No. 2 to Schedule 13D filed with the Commission on July 24, 2008, and Amendment No. 3 to Schedule 13D filed with the Commission on November 6, 2008 and Amendment No. 4 to Schedule 13D filed with the Commission on February 2, 2009 relating to the common stock of the Issuer.

         All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the original Schedule 13D, as previously amended (the "Schedule 13D"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in the Schedule 13D and this Amendment are to the rules and regulations promulgated under the Exchange Act.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is amended and supplemented to reflect the following:

         Reporting Person obtained the right to purchase shares under his respective April Purchase Agreement described in Item 4 in exchange for non-cash consideration under the First Settlement Agreement.

         Reporting Person obtained the right to purchase shares under the SPA described in Item 4 in exchange for $30,000 and other consideration under the SPA. Reporting Person anticipates that the funds to be used by Reporting Person in making purchases, if any, under the SPA or under his respective April Purchase Agreement would be personal funds.

ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is amended and supplemented to reflect the occurrence of the following:

         On March 6, 2009, Reporting Person entered into Amendment No. 2 to the Securities Purchase Agreement by and among Issuer, Reporting Person and Thomas, to amend the Securities Purchase Agreement dated July 18, 2008, as previously amended January 30, 2009 (as amended to date, the "SPA"). Amendment No. 2 to the SPA clarified that each of Reporting Person's and Thomas's pre-emptive rights under the SPA to maintain their respective levels of ownership of Issuer's common stock by acquiring additional equity securities concurrent with future issuances by Issuer of equity securities or rights convertible into or exercisable for equity securities (other than issuances of Additional Shares, shares underlying the Purchase Right or shares issued to Reporting Person on July 18, 2008 upon exercise of warrants) covers situations where issuance of securities or rights would result in dilution of Reporting Person's or Thomas's
(a) beneficial ownership for Section 13(d) purposes on a fully-diluted basis and/or (b) ownership of outstanding voting securities of Issuer to less than the greater of (i) 51.0% (in the case of Reporting Person) or 5.0% (in the case of Thomas) of the outstanding voting shares of Issuer and (ii) his respective percentage ownership of the outstanding voting shares of Issuer prior to the issuance.



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CUSIP No. 45821T 10 8                 13D/A                         Page 4 of 12


         On March 25, 2009, Reporting Person entered into a Settlement Agreement, General Release and Covenant Not to Sue ("First Settlement") and a Settlement Agreement No. 2 ("Second Settlement", and together with the First Settlement, the "Settlement Agreements"), each of which closed and became effective on April 2, 2009. The First Settlement was among Issuer, Reporting Person, Thomas, Anil V. Shah ("Shah"), Orange County Physicians Investment Network, LLC ("OC-PIN"), Bruce Mogel, Pacific Coast Holdings Investment, LLC ("PCHI"), West Coast Holdings, LLC ("WCH"), Ganesha Realty, LLC ("Ganesha"), and Medical Capital Corporation, Medical Provider Financial Corporation I, Medical Provider Financial Corporation II and Medical Provider Financial Corporation III (together, "Medical Capital"). The Second Settlement was among Reporting Person, Shah, OC-PIN, the members of OC-PIN ("OC-PIN Members"), PCHI, WCH, the members of WCH ("WCH Members"), and Ganesha.

         As required by the Settlement Agreements, Issuer entered into three separate stock purchase agreements (each an "April Purchase Agreement") with each of (i) Reporting Person, (ii) Shah and (iii) OC-PIN and OC-PIN Members (the persons and entities in clauses (i), (ii) and (iii) are referred to as the "Potential April Purchasers"). The April Purchase Agreements cover an aggregate of 60,000,000 shares of common stock of Issuer that may be purchased by the Potential April Purchasers at a purchase price of $0.03 per share. The maximum number of shares that Reporting Person may purchase under his April Purchase Agreement is 51% of the aggregate number of shares that are actually purchased by all of the Potential April Purchasers at the closing, if any, of the April Purchase Agreements. Accordingly, the maximum number of shares that Reporting Person may purchase under his respective April Purchase Agreement is 30,600,000 and is subject to downward adjustment if the other Potential April Purchasers
(a) do not elect to purchase their full potential number of shares and (b) no later than May 2, 2009, give written notice to Reporting Person and Issuer of their final determination of the number of shares subject to their respective April Purchase Agreements.

         The closing of the April Purchase Agreements is scheduled for May 18, 2009. The closing will not occur if none of the Potential April Purchasers elects to purchase shares under their respective April Purchase Agreement. The closing date may be extended if Issuer does not have sufficient authorized capital to issue all of the shares, if any, elected to be purchased under the April Purchase Agreements. Issuer is in the process of increasing its authorized capital from 400,000,000 shares of common stock to 500,000,000 shares of common stock in order to accommodate purchases under the April Purchase Agreements and other agreements, including the SPA. Issuer has agreed to use any net proceeds from sales under the April Purchase Agreement to pay down the principal balance of the $10.7 Million Note.

         In addition to requiring Reporting Person to enter into an April Purchase Agreement, the Settlement Agreements resolved various pending and threatened litigation matters and disputes among the various parties thereto and made or required certain amendments to Issuer's secured loan arrangements with Medical Capital and certain real property lease obligations of Issuer.



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CUSIP No. 45821T 10 8                 13D/A                         Page 5 of 12


         In addition, among other things, the First Settlement required Issuer to amend its bylaws in order to: (a) fix the authorized number of directors at seven (previously it was a range of three to seven) and (b) provide that, effective immediately after Issuer's 2009 annual meeting, a stockholder who owns 15% or more of the voting stock of Issuer is entitled to call one special stockholders meeting per calendar year. Also, the First Settlement requires Issuer to appoint an OC-PIN representative selected by a majority-in-interest of OC-PIN Members to fill until Issuer's 2009 annual meeting the board seat to be vacated by Ken Westbrook. The First Settlement also contains an agreement by Shah that for two years after April 2, 2009, Shah will not accept any nomination or appointment or serve as a director, officer or employee of Issuer, so long as Issuer keeps current in its payment of certain real property leases.

         In connection with the Settlement Agreements, Reporting Person, Shah, OC-PIN and certain OC-PIN Members entered into a Shareholders Agreement dated April 2, 2009. Under the Shareholders Agreement, Reporting Person, OC-PIN and Shah ("Voting Parties") agreed that whenever members of Issuer's board are to be elected at a stockholders meeting or by written consent, Reporting Person and OC-PIN would nominate, and the Voting Parties would vote in favor, of the following individuals to serve as directors:

         (i) first, up to four individuals designated by Reporting Person, provided that for so long as Issuer is required by agreements with Medical Capital to maintain a board with a majority of Independent Directors (as defined in the credit agreements with Medical Capital), at least three of the four nominees shall be Independent Directors;

         (ii) second, up to two individuals designated by OC-PIN, provided that for so long as Issuer is required by the Medical Capital Agreements to maintain a board with a majority of Independent Directors, at least one of the two nominiees shall be Independent Directors; and

         (iii) third, one individual who shall be Issuer's then-current chief executive officer.

         The Shareholders Agreement provides that following Issuer's 2009 annual stockholders meeting, Reporting Person and OC-PIN shall have the right to request removal of any director designated by them as described in clauses (i) and (ii) above to the extent permitted under applicable law and Issuer's articles and bylaws, and that the Voting Parties shall vote and take other actions to ensure removal of the director.

         The Shareholders Agreement also provides that the Voting Parties will not vote for any resolution providing for the election of more or less than seven directors, or take any other action inconsistent with the Shareholders Agreement, and that each would use non-cumulative voting in the election of directors, to the extent permitted by law.

         If OC-PIN dissolves or makes a complete liquidating distribution to its members, then OC-PIN's right to designate up to two individuals for election to Issuer's board will automatically be assigned to Shah, and Shah will be bound to vote shares he beneficially owns now or in the future in order to elect the nominees described in clauses (i) and (iii) above.



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CUSIP No. 45821T 10 8                 13D/A                         Page 6 of 12


         If one of the Voting Parties transfers shares of Issuer other than pursuant to a sale on the open market through a broker, then their respective obligations as Voting Parties will continue to apply to the transferred shares, and the Voting Party must first obtain written consent of the transferee to be bound by the obligations as Voting Parties. If a Voting Party fails to comply with this requirement, then the other Voting Parties' obligations as Voting Parties shall be released and forgiven, but his or its rights as a Voting Party shall not be released or forgiven.

         Shah agreed under the Shareholders Agreement that while the Medical Capital credit facilities are in place at Issuer, he will not serve or accept any nomination or appointment as director, officer or employee of Issuer or any of its subsidiaries. If a Voting Party proposes to nominate a director whose election would cause a default in any of the credit facilities, then the obligations to vote as described above would be suspended for that election only, and each Voting Party would be entitled to nominate and vote for directors independent of the Shareholders Agreement.

         If a Voting Party fails to vote his or its shares as required under the Shareholders Agreement, the breaching party will be deemed immediately to have granted to Issuer's chief executive officer a proxy to vote the Voting Party's shares as required under the Shareholders Agreement. If the chief executive officer does not agree to serve as proxy, then Reporting Person will act as proxy for OC-PIN's and Shah's shares and Shah will act as proxy for Reporting Person's shares, solely to vote in a manner consistent with the Shareholders Agreement. In addition, in the event of a voting breach, the non-breaching party will be relieved of further voting obligations under the Shareholders Agreement.

         The parties' respective rights and obligations under the voting provisions of the Shareholders Agreement will terminate immediately following the 2011 annual stockholders meeting, except that those rights may terminate earlier as follows:

         (a) Reporting Person's rights will terminate if Reporting Person no longer owns a number of shares of Issuer's common stock equal to the sum of at least 50% of the number of shares he owned as of April 2, 2009 plus the number he purchases under his April Purchase Agreement;

         (b) OC-PIN's rights will terminate if OC-PIN no longer owns a number of shares of Issuer's common stock equal to the sum of at least 50% of the number of shares it owned as of April 2, 2009 (OC-PIN represented that it owned 59,098,430 Issuer shares as of that date) plus the number it purchases under its April Purchase Agreement; and

         (c) Shah's rights will terminate if Shah no longer owns, after the dissolution or liquidation of OC-PIN, at least 50% of the aggregate number of
(x) shares he owned as of April 2, 2009 (Shah represented that he owned 5,112,000 Issuer shares and had a 45-48% economic interest in OC-PIN as of that date), (y) shares he purchases under his April Purchase Agreement, and (z) shares that are beneficially received by or distributed to him from OC-PIN.

         The parties to the Shareholders Agreement acknowledged that the Shareholders Agreement is not intended to limit or otherwise affect the rights, obligations and duties of Issuer's board of directors or its Nominations and Governance Committee under applicable law with regard to voting matters covered by the Shareholders Agreement.



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CUSIP No. 45821T 10 8                 13D/A                         Page 7 of 12


         The Shareholders Agreement also contains certain tag along rights that would apply if Reporting Person, on the one hand, or OC-PIN or any OC-PIN Member (including Shah), on the other hand, or any of their respective affiliates (each a "Purchasing Shareholder") proposes to buy or acquire from Issuer or any third party "beneficial ownership" (as defined in Rule 13d-3(a) through (c)) of any additional shares of Issuer's capital stock ("Tag Shares"). The Purchasing Shareholder would first offer for sale to the other party ("Tagging Shareholder") or arrange for the Tagging Shareholder to enter into a direct purchase agreement with the seller of the Tag Shares, such portion of the Tag Shares available after ensuring that Reporting Person owns at least 51% of Issuer's issued and outstanding voting shares after giving effect to the issuance of the Tag Shares and without giving effect to any other shares that were the subject of a previous tag notice but were not acquired by the Tagging Shareholder. The tag along rights do not apply to shares purchased under the April Purchase Agreements or to transfers by a party to any of its affiliates for no value pursuant to laws of descent and distribution or for estate planning purposes, provided that the transferee agrees in writing to be bound by the obligations of the transferor under the Shareholders Agreement.

         The tagalong rights and obligations expire three years after April 2, 2009. However, acquisitions of Issuer stock by Reporting Person or his affiliates upon exercise of warrants acquired from affiliates or subsidiaries of Medical Capital Corporation under the Option and Standstill Agreement will remain subject to the tag along rights after such third anniversary, unless the entire Shareholders Agreement terminates earlier upon either the sale of Issuer (through a merger, consolidation or sale of all or substantially all of its assets, other than a merger, consolidation or sale of assets to an entity that is majority-owned or controlled by Issuer) or the acquisition by a single purchaser of all of Issuer's issued and outstanding capital stock.

        References to, and descriptions of, Amendment No. 2 to the SPA, the Settlement Agreements, Reporting Person's April Purchase Agreement and the Shareholders Agreement in this Item 4 are qualified in their entirety by reference to Item 5 of the Schedule 13D, as amended hereby, and by reference to the full text of those documents, which are attached or incorporated by reference as exhibits hereto.

         Reporting Person is the beneficial owner of a majority of Issuer's common stock. Reporting Person intends to contact and consult with members of Issuer's board of directors, management and other stockholders of Issuer with regard to the election of directors and other governance matters. Reporting Person intends to make director nominations in accordance with the Shareholders Agreement. Reporting Person intends to continue to encourage Issuer to maximize stockholder value through refinancing of Issuer's secured credit facilities referred to in Item 4 of the Schedule 13D ("Credit Facilities"). Reporting Person also intends to encourage, and may choose to assist, Issuer in curing any payment defaults that may occur under the Credit Facilities.



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CUSIP No. 45821T 10 8                 13D/A                         Page 8 of 12


         Further, Reporting Person may exercise from time to time the Purchase Right under the SPA described in Item 4 at any time between January 30, 2009 and January 30, 2010 and/or the purchase right provided under the April Purchase Agreement. Also, if the conditions under the Payoff Amendment are met, Reporting Person intends to exercise the option to purchase from HFMA the Warrants described in Item 4 and may thereafter exercise such Warrants from time to time. In addition, the pre-emptive rights described in Item 4 permit Reporting Person to maintain his then current ownership interest in Issuer for an indefinite period of time by making additional investments in Issuer's equity securities on terms provided to other persons or entities, and Reporting Person currently intends to exercise his pre-emptive rights and/or his tag along rights under the Shareholders Agreement as opportunities present themselves.

         Except as set forth in the Schedule 13D, as amended by this Amendment, Reporting Person currently has no plans or proposals that relate to or would result in any of the following matters referred to in paragraphs (a) through
(j), inclusive, of Item 4 of Schedule 13D: (a) the acquisition by any person of additional securities of Issuer, or the disposition of securities of Issuer; (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;
(d) any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Issuer; (f) any other material change in Issuer's business or corporate structure; (g) any changes in Issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of Issuer by any person; (h) causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Issuer becoming eligible for termination of the registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. Reporting Person, however, may at any time and from time to time, review or reconsider his position with respect to any of such matters.

ITEM 5.           INTEREST IN SECURITIES OF ISSUER

         Item 5 of the Schedule 13D is amended and supplemented to reflect the occurrence of the following:

         (a) See Item 4 of the Schedule 13D, as amended and supplemented above. Reporting Person may be deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Exchange Act) of 182,858,316 shares of common stock, including 98,001,334 outstanding shares, an additional 54,256,982 shares of common stock that Reporting Person may acquire pursuant to the Purchase Right granted by Issuer under the SPA, and an additional 30,600,000 shares of common stock that Reporting Person may acquire pursuant to an April Purchase Agreement described in Item 4. The 182,858,316 shares represent a beneficial ownership interest of approximately 65.3% of Issuer's common stock, as calculated pursuant to Rule 13d-3(a). The 98,001,334 outstanding shares owned by Reporting Person represent approximately 50.2% of Issuer's 195,307,262 shares assumed by Reporting Person to be outstanding.

         (b) Reporting Person currently has sole voting and dispositive power with respect to the shares of common stock described as beneficially owned by Reporting Person in Item 5(a). However, the shares are subject to certain voting and proxy restrictions under the Shareholders Agreement described in Item 4.

CUSIP No. 45821T 10 8                 13D/A                         Page 9 of 12


         (c) Except as described in Item 4, Reporting Person has not effected any transactions in Issuer's common stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is amended and supplemented to include the information contained in Items 4 and 5 of this Amendment.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is amended to read as follows:

Exhibit  Description
-------  -----------

   1 Secured Convertible Note Purchase Agreement dated as of September 28, 2004 by and between Issuer and Reporting Person (incorporated by reference to Exhibit 10.1 of Issuer's Current Report on Form 8-K filed on October 5, 2004)

   2 First Amendment to Secured Convertible Note Purchase Agreement dated as of November 16, 2004 by and between Issuer and Reporting Person (incorporated by reference to Exhibit 10.1 of Issuer's Current Report on Form 8-K filed on November 22, 2004)

   3 Rescission, Restructuring and Assignment Agreement, dated as of January 27, 2005, by and among Issuer, Reporting Person, William E. Thomas, Anil V. Shah, M.D., and Orange County Physicians Investment Network, LLC (incorporated by reference to Exhibit 99.1 to Issuer's Current Report on Form 8-K filed on February 2, 2005)

   4 Form of Stock Purchase Warrant dated as of January 27, 2005, by and between Issuer and Reporting Person (incorporated by reference to Exhibit B-1 that is attached to Exhibit 99.1 to Issuer's Current Report on Form 8-K filed on February 2, 2005)

   5 Payment Agreement dated as of January 31, 2005, by and among Issuer, Reporting Person, Anil V. Shah, M.D., and Orange County Physicians Investment Network, LLC (incorporated by reference to Exhibit 99.11 of the Schedule 13D/A No. 2 filed by Reporting Person on March 10, 2005)

   6 Irrevocable Proxy dated as of July 2, 2007 by and between Bruce Mogel, as grantee, and Reporting Person, as grantor, and Amendment No. 1 dated July 11, 2007 (incorporated by reference to Exhibit 2 to Schedule 13D for July 2, 2007 filed by Bruce Mogel on July 12, 2007)

   7 Securities Purchase Agreement, dated effective as of July 18, 2008, among Issuer, Reporting Person, and William E. Thomas (incorporated by reference to Exhibit 10.1 of Issuer's Current Report on Form 8-K filed on July 21, 2008)

CUSIP No. 45821T 10 8                 13D/A                        Page 10 of 12


Exhibit  Description
-------  -----------

   8 Option and Standstill Agreement, dated effective as of July 18, 2008, among Medical Provider Financial Corporation I, Medical Provider Financial Corporation II, Medical Provider Financial Corporation III, Healthcare Financial Management & Acquisitions, Inc. and Reporting Person (incorporated by reference to Exhibit 8 to the Schedule 13D/A No. 2 filed by Reporting Person on July 24, 2008)

   9 Early Loan Payoff Agreement, dated effective as of July 18, 2008, among Issuer; WMC-SA, Inc.; WMC-A, Chapman Medical Center, Inc.; Coastal Communities Hospital, Inc.; Medical Provider Financial Corporation I; Medical Provider Financial Corporation II, Medical Provider Financial Corporation III; and Healthcare Financial Management & Acquisitions, Inc. (incorporated by reference to Exhibit 10.2 to Issuer's Current Report on Form 8-K filed on July 21, 2008)

  10 4.95% Common Stock Warrant, dated October 9, 2007, between Issuer and Healthcare Financial Management & Acquisitions, Inc. (incorporated by reference to Exhibit 99.8 to Issuer's Current Report on Form 8-K filed on October 15, 2007)

  11 Amendment No. 1 to 4.95% Common Stock Warrant, dated July 18, 2008, between Issuer and Healthcare Financial Management & Acquisitions, Inc. (incorporated by reference to Exhibit 10.2.1 to Issuer's Current Report on Form 8-K filed on July 21, 2008)

  12 31.09% Common Stock Warrant, dated December 12, 2005, between Issuer and Healthcare Financial Management & Acquisitions, Inc. (incorporated by reference to Exhibit 99.4 to Issuer's Current Report on Form 8-K filed on December 20, 2005)

  13 Amendment No. 1 to 31.09% Common Stock Warrant, dated April 26, 2006, between Issuer and Healthcare Financial Management & Acquisitions, Inc. (incorporated by reference to Exhibit 10.16.1 to Issuer's Annual Report on Form 10-K filed on July 14, 2008)

  14 Amendment No. 2 to 31.09% Common Stock Warrant, dated October 9, 2007, between Issuer and Healthcare Financial Management & Acquisitions, Inc. (incorporated by reference to Exhibit 99.9 to Issuer's Current Report on Form 8-K filed on October 15, 2007)

  15 Amendment No. 3 to 31.09% Common Stock Warrant, dated July 18, 2008, between Issuer and Healthcare Financial Management & Acquisitions, Inc. (incorporated by reference to Exhibit 10.2.2 to Issuer's Current Report on Form 8-K filed on July 21, 2008)

  16 Proxy Termination Agreement dated as of November 4, 2008 by and between Bruce Mogel and Reporting Person (incorporated by reference to Exhibit 16 to the Schedule 13D/A No. 3 filed by Reporting Person on November 6,
         2008)

  17 Amendment No. 1 to Securities Purchase Agreement, dated effective as of January 30, 2009, among Issuer, Reporting Person, and William E. Thomas (incorporated by reference to Exhibit 17 to the Schedule 13D/A No. 4 filed by Reporting Person on February 2, 2009)

CUSIP No. 45821T 10 8                 13D/A                        Page 11 of 12


Exhibit  Description
-------  -----------

  18 Amendment No. 1 to Option and Standstill Agreement, dated effective as of January 30, 2009, among Medical Provider Financial Corporation I, Medical Provider Financial Corporation II, Medical Provider Financial Corporation III, Healthcare Financial Management & Acquisitions, Inc. and Reporting Person (incorporated by reference to Exhibit 18 to the Schedule 13D/A No. 4 filed by Reporting Person on February 2, 2009)

  19 Amendment No. 1 to Early Loan Payoff Agreement, dated effective as of January 30, 2009, among Issuer; WMC-SA, Inc.; WMC-A, Chapman Medical Center, Inc.; Coastal Communities Hospital, Inc.; Medical Provider Financial Corporation I; Medical Provider Financial Corporation II, Medical Provider Financial Corporation III; and Healthcare Financial Management & Acquisitions, Inc. (incorporated by reference to
         Exhibit 19 to the Schedule 13D/A No. 4 filed by Reporting Person on February 2, 2009)

  20 Amendment No. 2 to Securities Purchase Agreement, dated effective as of March 6, 2009, among Issuer, Reporting Person and William E. Thomas (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Issuer on March 10, 2009)

  21 Settlement Agreement, General Release and Covenant Not to Sue, dated March 25, 2009, by and among Issuer, Anil V. Shah, M.D., Orange County Physicians Investment Network, LLC, Bruce Mogel, Pacific Coast Holdings Investment, LLC, West Coast Holdings, LLC, Reporting Person, Ganesha Realty, LLC, William E. Thomas, Medical Capital Corporation, Medical Provider Financial Corporation I, Medical Provider Financial Corporation II and Medical Provider Financial Corporation III (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Issuer on April 8, 2009)

  22 Settlement Agreement No. 2, dated March 25, 2009, among Reporting Person, Anil V. Shah, Orange County Physicians Investment Network, LLC and its members, Pacific Coast Holdings Investment, LLC, West Coast Holdings, LLC and its members, and Ganesha Realty, LLC (filed with this Amendment)

  23 Stock Purchase Agreement, dated April 2, 2009, between Issuer and Reporting Person (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by Issuer on April 8, 2009)

  24 Shareholders Agreement, dated April 2, 2009, among Reporting Person, Anil V. Shah, Orange County Physicians Investment Network, LLC and certain of its members (filed with this Amendment)


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      April 9, 2009
                                            ------------------------------------
                                                          (Date)

                                            /s/ Kali P. Chaudhuri, an individual
                                            ------------------------------------
                                                        (Signature)

CUSIP No. 45821T 10 8                 13D                          Page 12 of 12


                    EXHIBITS ATTACHED TO THIS SCHEDULE 13D/A

Exhibit  Description
-------  -----------

22 Settlement Agreement No. 2, dated March 25, 2009, among Reporting Person, Anil V. Shah, Orange County Physicians Investment Network, LLC and its members, Pacific Coast Holdings Investment, LLC, West Coast Holdings, LLC and its members, and Ganesha Realty, LLC

24 Shareholders Agreement, dated April 2, 2009, among Reporting Person, Anil V. Shah, Orange County Physicians Investment Network, LLC and certain of its members